THE WESTAIM CORPORATION
(To be renamed Peer Construction Group Inc., subject to shareholder approval)
LETTER OF TRANSMITTAL
TO: COMPUTERSHARE INVESTOR SERVICES INC. (“COMPUTERSHARE”)
Reference is made to the information circular of The Westaim Corporation (“Westaim” or the “Corporation”) dated October 9, 2008 (the “Circular”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Circular.
This Letter of Transmittal is intended for use in effecting the Consolidation and, if necessary, the Westaim Shares Combination or Westaim Shares Split, as the case may be. This Letter of Transmittal should be delivered with the referenced certificates to Computershare at the address indicated on the reverse page hereof.
The undersigned hereby represents and warrants that the undersigned is the owner of the number of Westaim Shares represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing New Westaim Shares in accordance with the Consolidation and, if applicable, the Westaim Shares Combination or Westaim Shares Split, as the case may be. No fractional New Westaim Shares will be issued. In the event that the undersigned would otherwise be entitled to a fractional New Westaim Share under the Consolidation, Westaim Shares Combination or Westaim Shares Split, the number of New Westaim Shares issued to the undersigned shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by the undersigned or its nominee shall be aggregated.
The undersigned authorizes and directs Computershare to issue a certificate for the New Westaim Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Corporation.

Name (please print)

Address

City		Province	Postal Code

Telephone (Office)	(Home)		Social Insurance/Security Number	Tax Identification Number
( )	( )

Date:
Signature of Shareholder

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	Each shareholder holding share certificate(s) representing Westaim Shares must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)	Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to Computershare.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)	Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)	The Corporation reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.
2.	Lost Share Certificates
If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter acknowledging the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.
Offices of the Computershare Investor Services Inc.
Toll Free (Canada): 1-800-564-6253
Email: corporateactions@computershare.com
By Mail
Toronto
Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Hand, Courier and Registered Mail

Calgary Computershare Investor Services Inc. 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions